Exhibit 12
                        AMERICAN AIRLINES, INC.
           Computation of Ratio of Earnings to Fixed Charges
                             (in millions)

                                                 Three Months Ended March 31,
                                                    2006             2005

 Earnings (loss):
   Loss before income taxes                      $  (106)          $  (171)

   Add:  Total fixed charges (per below)             418               384

   Less:  Interest capitalized                         7                22
     Total earnings (loss) before income taxes   $   305          $    191

 Fixed charges:
   Interest                                      $   207          $    177

   Portion of rental expense
   representative of the interest Factor             206               204

   Amortization of debt expense                        5                 3
     Total fixed charges                         $   418          $    384

 Coverage deficiency                            $    113          $    193


Note: As of March 31, 2006 American has guaranteed approximately $1.2 billion of AMR's unsecured debt and approximately $408 million of AMR Eagle's secured debt. The impact of these unconditional guarantees is not included in the above computation.